October 2, 2018

Michael Randolfi
Chief Financial Officer
Groupon, Inc.
600 West Chicago Avenue, Suite 400
Chicago, Illinois 60654

       Re: Groupon, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2017
           Filed February 14, 2018
           File No. 001-35335

Dear Mr. Randolfi:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Telecommunications